SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                ----------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. ___)


                             PROTOSOURCE CORPORATION
                                (Name of Issuer)

                           Common Stock. no par value
                         (Title of Class of Securities)

                                   743958 10 0
                                 (CUSIP Number)

                               Charles Snow, Esq.
                             Snow Becker Krauss P.C.
                   605 Third Avenue, New York, New York 10021
                                 (212) 687-3860
                     (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and Communications)


                                October 11, 1996
             (Date of Event which Requires Filing of this Statement)


       If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13D-1(b)(3) or (4), check the following box [ ].




                                Page 1 of 4 pages


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                                  SCHEDULE 13D

CUSIP No. 743958 10 0                                          Page 2 of 4 Pages
--------------------------------------------------------------------------------
1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Andrew, Alexander, Wise & Company, Inc.

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [ ]
                                                                         (b) [ ]

3)   SEC USE ONLY


4)   SOURCE OF FUNDS
         OO

5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      [ ]

6)   CITIZENSHIP OR PLACE OF ORGANIZATION
            USA

                             7)   SOLE VOTING POWER
                                 0

NUMBER                       8)   SHARED VOTING POWER
OF SHARES                        0
BENEFICIALLY
OWNED BY                     9)   SOLE DISPOSITIVE POWER
EACH                              1,026,667
REPORTING
PERSON WITH                  10)  SHARED DISPOSITIVE POWER
                                  0

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       1,026,667

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES                                                                 [ ]

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        13.3%

14)  TYPE OF REPORTING PERSON
       BD

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                                                                     Page 3 of 4

Item  1.   Security and Issuer.

     This Statement relates to shares of Common Stock, without par value (the "Shares"), underlying certain warrants (the "Warrants") issued to the Reporting Person by ProtoSource Corporation, a California corporation (the "Issuer"). The principal executive offices of the Issuer are located at 2580 West Shaw Lane, Suite 102, Fresno, CA 93711-2765.

Item 2.   Identity and Background.

     The Reporting Person is Andrew, Alexander, Wise & Company, Inc., a Broker-Dealer with an address at 17 State Street, New York, NY 10004.

     During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

     The Reporting Person is a corporation formed in New York State, United States of America.

Item 3.   Source and Amount of Funds or Other Consideration.

     The Reporting Person acquired the Warrants as compensation for acting as Placement Agent for the Issuer in a private offering by the Issuer of an aggregate of 6,400,000 Shares for an aggregate amount of 1,700,000 (the "Offering").

Item 4.  Purpose of Transaction.

     The Reporting Person acquired the Warrants for investment purposes only and not with a view to their resale or distribution. Absent any change in personal circumstances, the Reporting Person intends to maintain its equity position in the Issuer. The Reporting Person, however, has been granted registration rights with respect to the Shares underlying the Warrants and intends to review on a continuing basis its investment in the Issuer and may, depending upon such evaluation of the Issuer's business and prospects and upon future developments in the Issuer's business and economic conditions, determine to increase, decrease, continue to hold or dispose of its position in the Issuer.






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                                                                     Page 4 of 4

Item 5.  Interest in Securities of the Issuer.

     (a) The Reporting Person beneficially owns 1,026,667 Warrants. This amount represents approximately 13.3% of the outstanding Shares of the Issuer.

     (b) The Warrants confer no voting power. The Reporting Person has sole dispositive power over the Warrants.

     (c) The Reporting Person has not, in the past sixty days, engaged in any other transactions involving Shares of the Issuer.

     (d) and (e) N/A.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The Reporting Person has no agreements or understandings with any person or entity respecting the Warrants other than the Placement Agent Agreement with the Issuer relating to the 1,026,667 Warrants and the Offering and Lock-Up Agreements with certain holders of securities of the Issuer.

Item 7.  Material to be Filed as Exhibits.

     1.  Placement Agent Agreement

     2. Form of Lock-up Agreement signed between the Reporting person and each of Howard Silverman, The Kriegsman Group, James C. Robinson, Charles T. Howard, David L. Green, Ding Yang, and Steven L. Wilson

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November  6, 1996
                                                /s/ Andreas Zigouras
                                                    Andreas Zigouras


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